# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Erasca, Inc., CIK 0001761918
CUSIP: 29479A108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 300, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001872305

## Reporting persons
- City Hill, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,899,360; sole dispositive power 0; shared dispositive power 12,899,360; aggregate amount beneficially owned 12,899,360 (3.7% of the class)
- Jonathan E. Lim: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,612,910; shared voting power 32,355,576; sole dispositive power 4,612,910; shared dispositive power 32,355,576; aggregate amount beneficially owned 36,968,486 (10.4% of the class)
- Conyee T. Lim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,456,216; sole dispositive power 0; shared dispositive power 19,456,216; aggregate amount beneficially owned 19,456,216 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Erasca, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 300, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

City Hill, LLC
Jonathan E. Lim
Conyee T. Lim
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o Erasca, Inc., 3115 Merryfield Row, Suite 300, San Diego, CA 92121.
Citizenship: City Hill, LLC is organized under the laws of the State of Delaware. Jonathan E. Lim is a citizen of Canada and Conyee T. Lim is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock as of June 30, 2026, based upon 349,762,035 shares of Common Stock outstanding as of August 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

City Hill, LLC is the record holder of 12,899,360 shares of Common Stock. Jonathan E. Lim is the Managing Partner of City Hill, LLC and as a result may be deemed to share beneficial ownership of the shares of Common Stock held of record by City Hill, LLC. Jonathan E. Lim may be deemed to beneficially own 4,612,910 shares of Common Stock underlying stock options exercisable on or within 60 days of June 30, 2026.

In addition, Jonathan E. Lim and Conyee T. Lim serve as co-trustees of a family trust that is the record holder of 19,456,216 shares of Common Stock. As a result, each of Jonathan E. Lim and Conyee T. Lim may be deemed to share beneficial ownership of the shares of Common Stock held of record by such trust.
Percent of class: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- City Hill, LLC: /s/ Jonathan E. Lim, M.D., Jonathan E. Lim, M.D., Managing Partner (08/14/2026)
- Jonathan E. Lim: /s/ Jonathan E. Lim, M.D., Jonathan E. Lim, M.D. (08/14/2026)
- Conyee T. Lim: /s/ Conyee T. Lim, Conyee T. Lim, M.D. (08/14/2026)